Filed pursuant to Rule 433
Registration number 333-132416
October 3, 2007

LINCOLN NATIONAL CORPORATION
$375,000,000 6.30% SENIOR NOTES DUE OCTOBER 9, 2037
Issuer:	Lincoln National Corporation (“LNC”)
Title of Securities:	6.30% Senior Notes due 2037 (the “Fixed Rate Notes”)
Note Type:	Senior unsecured
Format:	SEC Registered
Trade Date:	October 3, 2007
Settlement Date (T+3):	October 9, 2007
Maturity Date:	October 9, 2037
Aggregate Principal Amount Offered:	$375,000,000
Price to Public (Issue Price):	99.479% from October 9, 2007
Price to LNC:	98.604%
Benchmark Treasury:	4.750% due February 2037
Benchmark Treasury Yield:	4.809%
Spread to Benchmark:	Treasury Rate plus 153 basis points
Interest Rate:	6.30% per annum
Interest Payment Dates:	Semi-annually in arrears on each April 9 and October 9, commencing April 9, 2008 to registered holders at the close of business on the immediately preceding March 25 or September 25, as applicable
Optional Redemption:	Make-whole call at any time at the greater of 100% and discounted present value at Treasury rate plus 25 basis points
CUSIP / ISIN:	534187 AW9 / US534187AW96
Ratings*:	Moody’s: A3 (stable); S&P: A+ (stable); Fitch: A (stable)

Minimum Denomination:	$2,000 and integral multiples of $1,000
Sole Book-Running Manager:	Goldman, Sachs & Co.
*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Fixed Rate Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling  Goldman, Sachs & Co. toll-free at 866-471-2526.

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